02046986

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of July 2002

7/1/02 P.E.

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Notification of Major Interest in Shares dated July 15th 2002 announcing the sale of securities by a substantial shareholder.
2. Notification of Major Interest in Shares dated July 15th 2002 announcing the purchase of securities by a substantial shareholder.
3. Amending Notification of Major Interest in Shares dated July 17th 2002 regarding the purchase of securities by a substantial shareholder.
4. Notification of Major Interest in Shares dated July 18th 2002 announcing the purchase of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18th 2002

Vernalis Group plc

By: ______________________

Richard Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest ELAN PHARMACEUTICALS INVESTMENTS III LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS ABOVE

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed NOT DISCLOSED	8. Percentage of issued class NOT DISCLOSED

9. Class of security ORDINARY 10P SHARES	10. Date of transaction 11TH JULY 2002	11. Date company informed 12TH JULY 2002

12. Total holding following this notification NOT DISCLOSED	13. Total percentage holding of issued class following this notification LESS THAN 3%

14. Any additional information THE SHAREHOLDER NAMED IN NO. 2 ABOVE HAS DISCLOSED: "WE HEREBY GIVE NOTICE PURSUANT TO SECTION 198 OF THE COMPANIES ACT 1985 (THE "ACT") THAT: 1. THIS NOTIFICATION RELATES TO, AND THE EXPRESSION "SHARE CAPITAL" USED BELOW MEANS, THE ORDINARY SHARE CAPITAL OF VERNALIS GROUP PLC. 2. WE NO LONGER HAVE A NOTIFIABLE INTEREST (WITHIN THE MEANING OF SECTION 199(2) OF THE ACT) IN SHARES COMPRISED IN THE SHARE CAPITAL."	15. Name of contact and telephone number for queries RICHARD ROBINSKI – 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification RICHARD ROBINSKI COMPANY SECRETARY
Date of notification 15TH JULY 2002

0266173 19-JUL-02 08:39A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
VERNALIS GROUP PLC	SHELLY BAY HOLDINGS LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS ABOVE	AS ABOVE

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
2,943,396	6.85%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10P SHARES	11TH JULY 2002	12TH JULY 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
2,943,396	6.85%

14. Any additional information	15. Name of contact and telephone number for queries
THE SHAREHOLDER NAMED IN NO. 2 ABOVE HAS DISCLOSED: "WE HEREBY GIVE NOTICE PURSUANT TO SECTION 198 OF THE COMPANIES ACT 1985 (THE "ACT") THAT: 1. THIS NOTIFICATION RELATES TO, AND THE EXPRESSION "SHARE CAPITAL" USED BELOW MEANS, THE ORDINARY SHARE CAPITAL OF VERNALIS GROUP PLC. 2. THE NUMBER OF SHARES COMPRISED IN THE SHARE CAPITAL IN WHICH WE KNOW WE WERE INTERESTED (FOR THE PURPOSES OF SECTIONS 208 AND 209 OF THE ACT) IMMEDIATELY AFTER THE TIME WHEN OUR OBLIGATION TO MAKE THIS NOTIFICATION AROSE IS 2,943,396 3. THE IDENTITY OF THE REGISTERED HOLCDER OF THE SHARES TO WHICH THIS NOTIFICATION RELATES, AND THE NUMBER OF SHARES HELD BY SUCH HOLDER, ARE, SO FAR AS KNOWN TO US AT THE DATE OF THIS NOTIFICATION, AS FOLLOWS: NAME: ELAN PHARMACEUTICALS INVESTMENTS III LTD NO. OF SHARES: 2,943,396 4. SO FAR AS KNOWN TO US AT THE DATE OF THIS NOTIFICATION, OUR INTEREST IN THE SHARES TO WHICH THIS NTOIFICATION RELATES IS NOT SUCH AN INTEREST AS IS MENTIONED IN SECTION 208(5) OF THE ACT)	RICHARD ROBINSKI – 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI
COMPANY SECRETARY

Date of notification 15TH JULY 2002

This Release Has Been Disclosed

Release Reference Number : PRNUK-1707021755-CE3A

Date Created	17/07/2002 17:51:24	**Author**	Stephanie Coles
Date Modified	17/07/2002 17:57:46	**Last Modified By**	Stephanie Coles

Client Name	Vernalis Group Plc
Release Time	Immediate
Headline Text	Further re: Holding in Company
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VERNALIS GROUP PLC - 17 JULY 2002

The issuer advises the following additional information to the VERNALIS GROUP PLC - SCHEDULE 10 - HOLDING IN COMPANY announcement released on 15 July 2002 at 18:29 hours under PRNUK-1507021826-9614. The additional information is shown as below. All other details remain unchanged.

Under No.14 - Any additional information:

The notification given to the issuer by Shelly Bay Holdings Limited did not make clear whether, following the transfer, Elan Pharmaceuticals Investments III Limited retained an interest in the shares acquired by Shelly Bay Holdings Limited. Shelly Bay Holdings Limited, via its counsel Reitler Brown LLC, has now confirmed in writing that the entire beneficial ownership/legal interest in the 2,943,396 Vernalis Group plc shares was transferred by Elan Pharmaceuticals Investments III Limited to Shelly Bay Holdings Limited and that the registered holder of the shares is Shelly Bay Holdings Limited.

Name of contact and telephone number for queries:

Richard Robinski - 0118 977 3133

Name of authorised company official responsible for making this notification:

Richard Robinski, Company Secretary

Date of Notification:

17 July 2002

END

CORRECT THIS RELEASE | CLOSE | CREATE SECONDARY RELEASE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
VERNALIS GROUP PLC	AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS ABOVE	VIDACOS NOMINEES LIMITED 6,610,000 HSBC NOMINEES LIMITED 964,000 CHASE NOMINEES LIMITED 593,000 NORTHERN TRUST NOMINEES 320,000 MELLON BANK NOMINEES PITSBURGH 171,000

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
631,430	1.47%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10 PENCE SHARES	17TH JULY 2002	18TH JULY 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
8,658,000	20.14%

14. Any additional information	15. Name of contact and telephone number for queries
ABOVE HOLDING INCLUDES NOTIFIABLE HOLDINGS: INVESCO PERPETUAL INTERNATIONAL CORE FUND HOLDS 3,055,000 SHARES (7.11%) AND INVESCO PERPETUAL UK GROWTH FUND HOLDS 3,000,000 SHARES (6.98%) ALL REGISTERED IN NAME OF VIDACOS NOMINEES LTD	RICHARD ROBINSKI COMPANY SECRETARY TEL: 0118-977-3133

16. Name and signature of authorised company official responsible for making this notification
RICHARD ROBINSKI, COMPANY SECRETARY
Date of notification 18TH JULY 2002